Exhbit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 2, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Dispute with Lukoil - New Developments

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) has received a claim letter dated April 29, 2005 (the “Claim Letter”) from its joint venture with Lukoil, Turgai Petroleum (“TP”).

The Claim Letter, addressed to the Company’s production subsidiary, PetroKazakhstan Kumkol Resources (“PKKR”), states that during the period from January through March, 2005, the Company has diverted approximately 414,000 tonnes (3.2 million barrels) of crude oil produced by TP without proper permission as to the shipment destinations for the crude oil. The Claim Letter asks that PKKR return this amount of crude oil to TP in kind and threatens court action in the event PKKR does not return the crude oil. The Company notes that as of the date of this Press Release, no court action had been filed by TP.

The Company disagrees with the assertions made by TP in the Claim Letter. In accordance with the only validly existing decisions on marketing made by TP’s Board of Directors and shareholders (taken in October, 2003), the Company and Lukoil agreed that TP would begin transportation of crude oil through the Caspian Pipeline Consortium (“CPC”) Pipeline for further marketing by Litasco, a Lukoil subsidiary. At the same time, these October 2003 decisions directed TP to sell crude oil to the Shymkent refinery and also to enter into an “Export Agency Agreement” with PKKR for the export of TP crude oil volumes. In addition, under the provisions of the consortium agreement for the KAM Pipeline, TP was obligated to supply the Shymkent refinery and the Kazakhstan domestic market with crude oil in proportion to its share, along with PKKR, of production from the Kumkol field. Finally, according to the monthly processing plans issued by the Ministry of Energy and Mineral Resources, TP must supply specified quantities of crude oil to the Shymkent refinery for the domestic market.

The term of the Export Agency Agreement was tied to the continued shipment of TP crude oil via the CPC Pipeline. TP extended these CPC arrangements with Lukoil (without proper shareholder approval) in December, 2004. Consequently, it is the view of the Company that the Export Agency Agreement and the domestic supply arrangements reflected in the October 2003 Board and shareholder decisions of TP remain in effect and that the overall domestic supply arrangement reflected in the KAM Pipeline consortium agreement also remain in effect. The Company notes that, despite the lack of proper approval by the TP Board and shareholders, it has not interfered with the export of crude oil via CPC to Litasco, while reserving its rights with regard to the unauthorized fee arrangements made between TP and Lukoil.

During the period in question (January - March 2005), TP consistently refused to act in accordance with the valid instructions from its Board of Directors and shareholders referred to above. During this period, in violation of the directives of TP corporate bodies, TP management refused to sign contracts and associated transfer acts for sale of crude oil to the Shymkent refinery. In order to avoid production reductions at TP and disruption of supplies to the domestic market, PKKR directed a portion of TP crude oil volumes to the Shymkent refinery. TP has been paid by the Shymkent refinery for this crude oil in accordance with the agreements made by its shareholders in October 2003. The Company wishes to point out that TP has always accepted these payments. Further, TP has been informed of the disposition of this crude oil by the Company on several occasions.

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Based on the assertions made by TP in its Claim Letter and subject to further investigation by the Company, it appears that the claim made by TP relates entirely to the volumes shipped to the Shymkent refinery as described above. Thus, it is the Company’s view that the “claim” described in the Claim Letter is purely the result of TP management’s failure to carry out valid decisions of its own Board of Directors and shareholders.

Not long after the Company’s agreements with Lukoil on TP marketing in October, 2003 were executed, Lukoil changed its mind and indicated that it wished to change the marketing arrangements for TP agreed in October 2003. During 2004, the Company engaged in repeated negotiations with Lukoil over the marketing of TP crude oil. Unfortunately, these negotiations did not result in any agreement to change the procedures for marketing of TP crude oil with the result that the October 2003 arrangements remain in place. Nevertheless, it is clear that Lukoil no longer favored the domestic supply arrangements agreed in late 2003 and has been acting, in close cooperation with TP management, to have these arrangements undermined.

The Company reminds readers of this Press Release that it has been involved in numerous disputes with Lukoil, many of which do not relate to marketing issues. Since late 2004, these disputes have spilled over to the relationship between the Company and TP, which is effectively controlled by Lukoil.

From the Company’s perspective, the dispute involving marketing of TP crude oil is fundamentally a corporate governance dispute. As the above facts demonstrate, TP has been acting on the orders of Lukoil (and, with the benefit of outside legal counsel hired by Lukoil) for the sole benefit of Lukoil without due consideration being given to the views of the Company with respect to the management and activities of TP.

The Company views the effective take over of the joint venture by Lukoil as a classic example of tactics that investors have repeatedly experienced in Russia over the past decade and views the use by Lukoil of these tactics in Kazakhstan as an unfortunate development.

The Company continues to stress that these disputes should be resolved through international arbitration in accordance to the shareholders’ agreements. The independence of the arbitration tribunal together with the confidentiality and professionalism of the proceedings provide the right forum for an objective assessment of the disputes and sets the right environment for the exploration of potential mutually agreeable settlements.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the NYSE, in Canada on the TSX, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. PetroKazakhstan’s website can be accessed at www.petrokazakhstan.com.

Neither The Toronto Stock Exchange or any other stock exchange or regulator has approved or disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer +44 (1753) 410-020 +44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425